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                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER


                   Pursuant to Rule 13A-16 or 15D-16 of the
                        Securities Exchange Act of 1934

                        For the month of February 1999



                          PEAK INTERNATIONAL LIMITED
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                   Units 3, 4, 5 and 7,  37/th/ Floor, Wharf
                        Cable Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong
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                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F   X        Form 40-F
                         -----                -----
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                  No   X
                   -----               -----

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          On February 10, 1999, The Chairman of the Board of Directors of Peak
International Limited, a Bermuda company, ("Peak") sent notice of a special general meeting to Peak's shareholders. Pursuant to that notice, the meeting is to be held at 9:00 a.m. (Hong Kong time) on March 1, 1999 at 20/th/ Floor, Alexandra House, 16-20 Charter Road, Central, Hong Kong. The first item of business at the meeting will be the amendment of Peak's Bye-laws to allow removal of a director from office by a simple majority vote of Peak's shareholders, rather than a 75% vote, as is currently required. The second item of business at the meeting will be a vote upon the removal of Richard Brook from Peak's Board of Directors.

          The Chairman indicated that he intends to vote all of his shares in favor of both items, each of which will require a simple majority to pass.

          The notice specified that shareholders could vote in person, or by proxy, but that Peak would not be soliciting proxies and a form of proxy would not be sent to the shareholders.

          Concurrently, Peak gave the shareholders formal notice of the special general meeting by mail, in accordance with Peak's Bye-laws and with applicable Bermuda law.

          Peak is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

          Peak files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of the Notice of Special General Meeting, dated February 10, 1999, issued by Peak, giving notice of the matters stated therein.

          Exhibit 99.2 Copy of the Letter from the Chairman, dated February 10, 1999, sent by T.L. Li.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PEAK INTERNATIONAL LIMITED

Date:  March 1, 1999              By: /s/ JERRY MO
                                      _________________________________________
                                      Jerry Mo
                                      Chief Financial Officer


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